SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

Gobi Gold Project

On June 16, 2003, Minco Mining & Metals Corporation (the "Registrant") announced that its Phase-II drill program on the Gobi gold project will commence shortly.

A copy of the Registrant's news release dated June 16, 2003 announcing the drill program is attached.

2.         Exhibits

2.1       News Release dated June 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    June 16, 2003

William Meyer

Director and Chairman

Exhibit 2.1

TSX : MMM

For Immediate Release:  June 16, 2003                                                                                                                     NEWS RELEASE

Phase II Drill program about to Start on the Gobi Gold Project

Vancouver, British Columbia - Minco Mining and Metals Corporation (the "Company" or "Minco") announces that its Phase-II drill program in the Zhulazhaga License area on Gobi gold project will commence shortly.  Phase-II drilling will focus on the high-grade, high-angle shear controlled "feeder" zone, which has been identified as the source of the high-grade mantos discovered in the discovery pit by Minco in 2000 and by our Chinese partner at its open pit, heap leach mine.   Minco plans to drill about 2000m in 6 holes initially during the Phase II and further drilling will be conducted as results from this drilling program warrant (please see the property section of the Company’s website www.mincomining.com for the locations of the planed holes).

Although Gobi started as a grass roots project, Minco has advanced one of the eight licenses, the  Zhulazhaga, significantly in a short period of time and with a modest exploration budget.  During the period of 1999 to the present, Minco has been successful in taking this project from a grass-roots regional geochemical find to the discovery of a significant surface gold showing leading to the successful completion of the Phase I drill program.

The Gobi gold project is set in the heart of the Tianshan Gold Belt, which hosts mega gold deposit to the west in Kyrgyzstan and Uzbekistan.  Within the Zhulazhaga license, Minco’s Chinese partner outlined a small 1.4 million oz gold deposit that is being operated as a heap leach and is excluded from Minco's rights.  Minco's activities on this License included detailed geological mapping, geophysical surveys (magnetics and induced polarization ("IP")), rock geochemistry, surface trenching, and the Phase I drill program.  These programs lead to a major gold discovery approximately 1 km south of the Chinese mine where the new discovery pit graded 14.8 g/t gold over 9.1 metres.

Phase-I drilling program focused on the strataform manto style mineralization with 8 shallow drill holes testing 400 meters of strike length with grades varying from 1-12 g/t gold.  Only the near surface oxide zone was tested.  The primary sulphide mineralization remains largely untested.

The compilation of the results from the technical and drilling programs identified two principal styles of mineralization in the Zhulazhaga area, being high-grade, high angle shear controlled "feeder zones" and their intersection with porous, chemically permissive beds (calcareous siltstones) hosting manto style gold mineralization.

As the top priority, the drill program in 2003 will focus on this north-south structurally controlled feeder zone, which is the principal control of mineralization at the discovery pit and the Chinese operated heap leach mine to the north. The objectives for this year’s exploration program on the Gobi gold project continues to be in defining a bulk tonnage oxide gold deposit that can quickly be put into open pit production with low operating costs.

For further information, please contact Steve Kubota, Investor Relations Manager at Minco at

1-888-288-8288 or (604) 688-8002

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release